

Mail Stop 7010

November 7, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Joseph J. Jaeger
Chief Financial Officer
Physicians Formula Holdings, Inc.
1055 West 8th Street
Azusa, CA 91702

> **Re:** **Physicians Formula Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed November 7, 2006**
> **File No. 333-136913**

Dear Mr. Jaeger:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Exhibit 1.1</u>

1. We note clauses (i) and (ii) of Section 11 of the underwriting agreement. These provisions appear to be market-out provisions that, practically speaking, place the risk of the success of your offering on your company and results in the underwriters participating upon a "best efforts" basis. Please supplementally explain how this termination right is consistent with a firm commitment offering. For guidance, please refer to the First Boston Corporation no-action letter, dated September 3, 1985.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her absence, Nili Shah, Accounting Branch Chief, at (202) 551-3255 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. James S. Rowe
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601

Mr. Thomas R. Brome
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019